SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number 333-58295

MAINSOURCE FINANCIAL GROUP, INC. 401 (K) AND EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of the plan)

MAINSOURCE FINANCIAL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

2105 North State Road 3 Bypass
Greensburg, Indiana 47240
(Address of principal executive office)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK

OWNERSHIP PLAN

FINANCIAL STATEMENTS

December 31, 2008 and 2007

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Greensburg, Indiana

FINANCIAL STATEMENTS

December 31, 2008 and 2007

Crowe Horwath LLP

Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

MainSource Financial Group, Inc. 401(k)

and Employee Stock Ownership Plan

Greensburg, Indiana

We have audited the accompanying statements of net assets available for benefits of the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Oak Brook, Illinois

June 5, 2009

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS
Investments, at fair value (Notes 2 and 4)
Participant directed investments	$28,428,093	$33,667,115
Participant loans	158,899	178,740

Receivable
Employer contribution	636,290	614,354

Net assets, reflecting all investments at fair value	29,223,282	34,460,209

Adjustments from fair value to contract value for fully benefit-responsive contracts	(19,327)	(18,538)

NET ASSETS AVAILABLE FOR BENEFITS	$29,203,955	$34,441,671

See accompanying notes to financial statements.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008

Additions to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments (Note 4)	$(6,561,084)
Interest and dividends	1,472,261
Total investment income (loss)	(5,088,823)

Contributions
Employer	1,606,066
Participants	1,601,019
Rollovers	48,665
3,255,750

Total additions	(1,833,073)

Deductions from net assets attributed to:
Benefits paid to participants	3,707,282
Plan expenses	46,896
Total deductions	3,754,178

Net decrease before transfers	(5,587,251)

Transfers in — Plan merger (Note 1)	349,535

Net decrease	(5,237,716)

Net assets available for benefits
Beginning of year	34,441,671

End of year	$29,203,955

See accompanying notes to financial statements.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN

The following description of the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering all employees of the MainSource Financial Group, MainSource Bank, MainSource Bank — Illinois, MainSource Bank — Ohio, and MainSource Insurance Group, Inc., (collectively, “the Company”) who are age 18 or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Each year, participants may contribute up to 60% of their pretax eligible compensation to the Plan.  Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.  Effective July 1, 2008, new participants are automatically enrolled to defer 1% of eligible compensation unless the participant changes the percentage of compensation to defer or elects not to participate in the Plan.  The contributions will be invested in a Life Cycle Fund that corresponds to their estimated time of retirement, unless the participant changes the allocation.  The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan to participants who have provided at least one year of service.  The Company may also, at the discretion of the Board of Directors, make an additional employer contribution to the Plan to these participants.  A profit sharing contribution equal to 3% of eligible compensation for participants who had completed at least one year of service and who were employed on the last day of the plan year was authorized for 2008.  All contributions are subject to certain limitations.

Participant Accounts:  Each participant’s account is credited with the participant’s own contribution and their share of the Company’s contributions.  The allocation of the Company’s matching contribution is based on participant deferrals.  The allocation of any additional discretionary Company contribution is based on compensation.  Allocation of earnings is based on participants’ account balances.  The benefit to which a participant is entitled is that provided from the participant’s vested account.  Forfeited balances of terminated participants’ nonvested accounts may be used to reduce the Company’s liability for future matching contributions to the Plan or to cover administrative expenses of the Plan.

(Continued)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting:  Participants are immediately vested in their own contributions and rollovers plus earnings thereon.  All employer contributions in the Plan as of April 30, 1998 are fully vested as of that date.  Participants who have balances transferred from the PTC Employees’ Retirement Plan are 100% vested in those amounts.  Participants who have balances transferred from one of the acquired affiliates in 2006 (MainSource Bank - Crawfordsville, MainSource Bank - Hobart, and MainSource Bank - Ohio) are vested the same percentage in the MainSource Plan as they were in their former plan.  For amounts contributed after April 30, 1998, vesting in the Company’s matching contribution and additional employer contribution portion of their accounts plus earnings thereon is based on years of service, as defined in the Plan, based on the following schedule:

Years of Service	Vesting Percentage

1	0
2	20
3	40
4	60
5	80
6	100

A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.  Forfeited balances of terminated participants’ nonvested accounts may be used to offset expenses incurred in the administration of the Plan, including any costs associated with trading the Company’s stock, as allowed by law, and to the extent not needed to offset expenses, to reduce the Company’s liability for future matching contributions to the Plan.  At December 31, 2008 and 2007, forfeited accounts totaled $101,276 and $88,523, respectively.  These amounts are available to reduce future employer contributions to the Plan or to pay plan administrative expenses.  During 2008, $23,330 of the forfeiture account was used for these purposes.

Payment of Benefits:  Upon termination of service, a participant may elect to receive an amount equal to the value of his or her vested interest in their account in the form of a lump sum or installment payments.  Balances are generally paid as a single lump-sum distribution.

(Continued)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Loans:  Participants may borrow from the Plan.  The amount that can be borrowed is a maximum generally equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms generally range from 1 to 5 years; however, they may be as long as 30 years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the plan administrator.  Principal and interest payments are made through payroll deductions.

Plan Merger:  Effective September 19, 2008, Peoples Trust Company Retirement Savings Plan (PTC Plan) was merged into the Plan, pursuant to Company’s acquisition of Peoples Financial Corp. on June 8, 2004.  The transfer of the $349,535 in net assets of the PTC Plan into the Plan was completed on September 19, 2008.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting based on accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standards:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157).  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007.  In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.  This FSP clarifies the application of FAS 157 in a market that is not active.  The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

(Continued)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and investments in Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  The fair values of participation units held in common collective trusts stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as report by the fund managers.  The fair value of a common collective trust that invests in both securities traded on nationally recognized securities exchanges and securities other than those traded on national exchanges and active dealer markets, including the fair values of stable value funds, is classified within level 2 of the fair value hierarchy.  Participant loans are reported at cost.  The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

(Continued)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis, except for participant loans, are summarized below:

Fair Value Measurements at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Company common stock	$11,837,026	$—	$—
Other participant-directed investments excluding Company common stock	11,777,245	4,813,822	—

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in a fully benefit-responsive contract through its investment in a stable value fund.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates.

(Continued)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks such as interest rate, market, liquidity and credit risk.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits:  Benefits are recorded when paid.

Concentration of Credit Risk:  At December 31, 2008 and 2007, approximately 41% and 36%, respectively, of the Plan’s assets were invested in MainSource Financial Group, Inc. common stock.  This stock has full voting rights.

Effect of Newly Issued But Not Yet Effective Accounting Standards:  In  April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, subject to the provisions of ERISA and its related regulations.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(Continued)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 4 - INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2008	2007

Federated Investors, Inc. Total Return Bond Fund	$2,375,866	$2,435,050
Federated Investors, Inc. Kaufman Class K	1,775,383	3,266,257
Federated Investors, Inc. Stock Trust Fund	1,715,343	2,548,426
Federated Investors, Inc. Max Cap Fund	*	2,630,147
MainSource Financial Group, Inc. common stock (763,654 shares and 787,814 shares, respectively)	11,837,026	12,258,394
Federated Investors, Inc. Capital Preservation Fund (contract value $4,794,495 and $3,723,163, respectively)	4,813,822	3,741,701

*Does not exceed 5% of the Plan’s net assets

During 2008, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $6,561,084 as follows:

Net Depreciation December 31, 2008

MainSource Financial Group common stock	$16,134
Mutual Funds	(6,577,218)

$(6,561,084)

(Continued)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain professional fees related to the administration of the Plan were paid by the Company.  Fees paid by the Plan in 2008 to Crowe Horwath LLP, the auditors, of $16,500 qualify as party-in-interest transactions.  Fees paid by the Plan in 2008 of $9,502 for brokerage services also qualify as party-in-interest transactions.

The Plan’s investments in MainSource Financial Group, Inc. common stock at December 31, 2008 and 2007 qualify as party in interest investments.  Fees paid by the Plan in 2008 to Benefit Plan Administrators, Inc., the recordkeeper, of $20,894 qualify as party-in-interest transactions.

The Plan received dividend income from investments in MainSource Financial Group, Inc. common stock.  These dividends qualify as party in interest transactions.  The total dividends received from the MainSource Financial Group, Inc. common stock was $442,943.

Additionally, the Plan held party in interest investments in the form of participant loans at December 31, 2008 and 2007.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated November 29, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan is designed and continues to be operated in compliance with applicable provisions of the IRC.

SUPPLEMENTAL INFORMATION

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Name of Plan Sponsor:   MainSource Financial Group, Inc.

Employer Identification Number:   35-1562245

Three-Digit Plan Number:  001

		(c)
		Description of
	(b)	Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

		Mutual Funds
	Federated Investors, Inc.	Total Return Bond Fund	**	$2,375,866
	Federated Investors, Inc.	Stock Trust Fund	**	1,715,343
	Federated Investors, Inc.	Equity Income Fund	**	10
	Federated Investors, Inc.	Max Cap Fund	**	1,387,527
	Federated Investors, Inc.	Equity Funds Kaufman Class K	**	1,775,383
	Federated Investors, Inc.	Strategic Value A	**	1,151,980
	Federated Investors, Inc.	Market Opportunity Fund	**	55,369
	Federated Investors, Inc.	International Small-Mid Co Fund	**	86,666
	Federated Investors, Inc.	InterContinental Fund	**	809,310
	Federated Investors, Inc.	Kaufman Small Cap Fund	**	405,335
	Federated Investors, Inc.	Mid Cap Index Fund	**	647,704
	Federated Investors, Inc.	Target ETF 2015 Class K	**	92,124
	Federated Investors, Inc.	Target ETF 2025 Class K	**	272,576
	Federated Investors, Inc.	Target ETF 2035 Class K	**	216,122
	American Funds	Growth Fund of America R-3	**	158,127
	Royce Funds	Royce Total Return Fund	**	108,562
	Oppenheimer Funds	International Small Co Fund	**	129,253
	Davis Funds	Davis NY Venture Class R	**	388,804

		Common/Collective Trust
	Federated Investors, Inc.	Capital Preservation Fund	**	4,794,495
	SEI Trust Company	SEI Stable Asset GIC	**	1,184

		Common Stock
*	MainSource Financial Group, Inc.	Common stock	**	11,837,026

		Participant Loans
*	Participant Loans	Bearing interest at rates ranging from	**	158,899
		5.00% to 9.25%
				$28,567,665

*                 Denotes party in interest

**          Participant-directed investments, cost basis not presented

MAINSOURCE FINANCIAL GROUP, INC. 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 11-K

December 31, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this report to be signed on their behalf by the undersign, there unto duly authorized.

MAINSOURCE FINANCIAL GROUP,
INC. 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date:	June 12, 2009	/s/ James M. Anderson
James M. Anderson
Senior Vice President & Chief
Financial Officer
MainSource Financial Group, Inc.

EXHIBIT INDEX

23.1	Consent of Independent Auditors